

13003177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

COORECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 28, 2013

Administrative Committee
Corrections Corporation of America 401(k) Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statement of and net assets available for benefits of Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements of the plan as of and for the year ended December 31, 2011, were audited by other auditors whose report dated June 25, 2012, expressed an unqualified opinion.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Warren Averett, LLC

Birmingham, Alabama



LATTIMORE BLACK MORGAN & CAIN, PC

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2011 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Lattimore Black Morgan & Cain, P.C.

Brentwood, Tennessee
June 25, 2012

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:		
INVESTMENTS, at fair value	$225,728,506	$164,401,786
RECEIVABLES:		
Employer contributions	987,801	9,130,276
Participants' contributions	767	373
Participants' loan payments	0	(28)
Notes receivable from participants	14,100,051	12,644,483
Total receivables	15,088,619	21,775,104
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	240,817,125	186,176,890
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(356,513)	(415,372)
NET ASSETS AVAILABLE FOR BENEFITS	$240,460,612	$185,761,518

See notes to financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$185,761,518	$189,236,766
ADDITIONS:		
Interest income	579,212	503,340
Dividends	1,970,358	1,617,540
Employer contributions	13,407,320	9,130,276
Participants' contributions	15,200,565	12,862,438
Net appreciation in fair value of investments	44,985,028	0
Total additions	76,142,483	24,113,594
DEDUCTIONS:		
Administrative expenses	163,644	84,837
Benefit distributions	21,279,745	16,255,826
Net depreciation in fair value of investments	0	11,248,179
Total deductions	21,443,389	27,588,842
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$240,460,612	$185,761,518

See notes to financial statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor
The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly-owned subsidiary of Corrections Corporation of America ("CCA" or the “Company”) and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participating Employers
The Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan ("Participating Employers"), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: Transcor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility
Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions
The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make

Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The Plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2012, CCA provided a discretionary Safe Harbor matching contribution equal to 100% of each employee's eligible bi-weekly compensation, up to 5% of the employee's eligible bi-weekly compensation. During 2011, CCA provided discretionary matching contributions equal to 100% of each employee's contributions, up to 5% of the employee's eligible compensation. CCA did not provide a discretionary basic contribution during 2012 or 2011. CCA did provide a non-elective fringe contribution to certain employees at "Service Contract Act" ("SCA") locations in 2012. Those non-elective contributions are 100% vested immediately.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting
Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions
Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2012 and 2011, unallocated non-vested accounts totaled approximately $58,000 and $198,000, respectively. During the years ended December 31, 2012 and 2011, total forfeitures of $347,000 and $192,000, respectively, were used to reduce employer contributions made during the 2012 and 2011 Plan years. In 2012, forfeitures were applied quarterly in conjunction with the increased matching frequency related to the Plan's Safe Harbor status.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2012, ranged from 4.25% to 9.25%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all Plan assets except those invested in the Company common stock. Matrix Capital Bank Trust Services served as custodian for Plan assets invested in the Company common stock through August 2011. Mid Atlantic Trust is the current custodian for Plan assets invested in the Company common stock fund. (Collectively, Frontier Trust Company, Matrix Capital Bank Trust Services, and Mid Atlantic Trust are referred to as the "Custodians").

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("ASU 2011-04")", which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB's intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012. The adoption had no material effect on the financial statements of the Plan.

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All costs not covered by this charge are borne by the Company and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties
Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2012 and 2011, approximately 28% and 23%, respectively, of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

Events Occurring after Reporting Date
The Plan sponsor has evaluated events and transactions that occurred between December 31, 2012, and the issuance date of the report for possible recognition or disclosure in the financial statements.

NOTE C - INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2012, the Plan had 17 investment options, consisting of 15 mutual funds, a common collective trust fund, and the Company common stock. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government. This fund normally maintains at least 50% of assets in common stocks and at least 25% of assets in debt securities, including money market securities, thus, offering wide diversification and a balanced approach.

5. **AllianzGI Focused Growth Fund** – a mutual fund that seeks to provide long-term growth of capital; income is an incidental consideration. This fund normally invests 65% of assets in common stocks of growth companies with market capitalizations of at least $5 billion. The fund invests in stocks with above-average growth prospects. The fund may invest up to 20% of assets in non-U.S. securities.

6. **Prudential Jennison Mid-Cap Fund** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also hold cash, money market instruments, and fixed-income securities.

8. **Vanguard Institutional Index Fund** – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the

stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9. **Growth Fund of America** – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States. The fund may also hold cash or money market instruments.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long-term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11. **Company Common Stock** – Corrections Corporation of America common stock.

12. **Principal LifeTime Strategic Income Fund** – a mutual fund that seeks current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

13. **Principal LifeTime 2010 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

14. **Principal LifeTime 2020 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

15. **Principal LifeTime 2030 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

16. **Principal LifeTime 2040 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17. **Principal LifeTime 2050 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2012 and 2011, is as follows:

	2012
Washington Mutual Investors Fund	$22,092,411
American Balanced Fund	$27,495,637
Morley Stable Value Fund	$17,526,021
AllianzGI Focused Growth Fund	$15,020,154
Company Common Stock	$66,214,992

	2011
Washington Mutual Investors Fund	$18,784,998
EuroPacific Growth Fund	$ 9,325,251
American Balanced Fund	$20,065,579
Morley Stable Value Fund	$15,496,212
AllianzGI Focused Growth Fund	$12,394,723
Prudential Jennison Mid Cap Fund	$ 9,490,427
Company Common Stock	$40,487,901

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net of $44,985,028 and $(11,248,179), respectively, as follows:

	2012	2011
Washington Mutual Investors Fund	$ 1,911,459	$ 750,355
Morley Stable Value Fund	118,049	208,773
Prudential Jennison Mid-Cap Fund	1,539,206	171,098
Wells Fargo Advantage Index Fund	727,312	(43,474)
Vanguard Institutional Index Fund	40,153	0
Intermediate Bond Fund of America	77,618	122,132
EuroPacific Growth Fund	1,656,849	(1,653,945)
American Balanced Fund	2,620,535	264,659
Growth Fund of America	1,349,115	(404,746)
Columbia Small Cap Value Fund	523,511	(389,397)
AllianzGI Focused Growth Fund	2,160,125	(70,146)
Principal LifeTime Strategic Income Fund	61,193	2,179
Principal LifeTime 2010 Portfolio	155,591	(18,582)
Principal LifeTime 2020 Portfolio	514,540	(135,006)
Principal LifeTime 2030 Portfolio	477,375	(156,408)
Principal LifeTime 2040 Portfolio	293,539	(106,912)
Principal LifeTime 2050 Portfolio	136,628	(68,039)
Company Common Stock	30,622,230	(9,720,720)
	$44,985,028	$(11,248,179)

NOTE D - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

3. *Common collective trust fund:* The value of the Plan's interest in the Morley Stable Value Fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan. Distributions for benefit payments and transfer of funds shall be made 30 days after written notification has been received. Withdrawals other than distributions and transfers of funds require a 12-month advance written notice.

   Investments in collective trust funds that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of these investments also is presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

Fair Value Measurements as of December 31, 2012, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 7,535,470			$ 7,535,470
Balanced funds	27,495,637			27,495,637
Growth (large) funds	46,123,571			46,123,571
Growth (mid) funds	11,945,201			11,945,201
Growth (small) funds	5,831,410			5,831,410
Growth (international) funds	11,918,542			11,918,542
Multi-asset funds	19,247,580			19,247,580
Bond funds	8,758,706			8,758,706
Other funds	3,131,376			3,131,376
Total mutual funds	141,987,493			141,987,493
Common stock	66,214,992			66,214,992
Common collective trust fund		17,526,021		17,526,021
Total assets at fair value	$ 208,202,485	$ 17,526,021	$	$ 225,728,506

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

Fair Value Measurements as of December 31, 2011, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 5,058,639			$ 5,058,639
Balanced funds	20,065,579			20,065,579
Growth (large) funds	37,704,971			37,704,971
Growth (mid) funds	9,490,427			9,490,427
Growth (small) funds	5,031,154			5,031,154
Growth (international) funds	9,325,251			9,325,251
Multi-asset funds	11,860,759			11,860,759
Bond funds	7,993,490			7,993,490
Other funds	1,887,403			1,887,403
Total mutual funds	108,417,673			108,417,673
Common stock	40,487,901			40,487,901
Common collective trust fund		15,496,212		15,496,212
Total assets at fair value	$ 148,905,574	$ 15,496,212	$	$ 164,401,786

NOTE E - FEDERAL INCOME TAX STATUS

Effective January 1, 2012, the Plan was amended and restated. A new IRS determination letter has not been received. The Company believes that the plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2012.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE F - RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, Matrix Capital Bank Trust Services was the custodian of the Company common stock through August 2011, and Mid Atlantic Trust is the current custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. Investments held with these parties totaled $3,131,376 and $1,887,403 at December 31, 2012 and 2011, respectively. The Plan also held notes receivable from participants with a current value of $14,100,051 and $12,644,483 as of December 31, 2012 and 2011, respectively.

NOTE G - RECONCILIATION TO FORM 5500

As of December 31, 2012 and 2011, the Plan had $746,009 and $258,929, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2012 and 2011, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits	
	2012	2011	2012	2011
Per the financial statements	$ -	$ -	$240,460,612	$185,761,518
Amounts allocated to withdrawing participants	746,009	258,929	(746,009)	(258,929)
Per the Form 5500	$ 746,009	$ 258,929	$239,714,603	$185,502,589

The following is a reconciliation of benefit distributions for the years ended December 31, 2012 and 2011, per the financial statements to the Form 5500.

	2012	2011
Per the financial statements	$21,279,745	$16,255,826
Add: Amounts allocated to withdrawing participants at end of year	746,009	258,929
Deduct: Amounts allocated to withdrawing participants at end of prior year	(258,929)	(586,783)
Per the Form 5500	$ 21,766,825	$ 15,927,972

NOTE H - LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Twenty-five percent (25%) is the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund will not be permitted if, at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

SUPPLEMENTAL SCHEDULE

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,582,577
*Mid Atlantic Capital Corporation	Mid Atlantic Capital Corporation Unitized Account	1,548,798
The American Funds Group	Intermediate Bond Fund of America	8,758,706
The American Funds Group	American Balanced Fund	27,495,637
The American Funds Group	Washington Mutual Investors Fund	22,092,411
The American Funds Group	EuroPacific Growth Fund	11,918,542
Allianz Funds	AllianzGI Focused Growth Fund	15,020,154
The American Funds Group	Growth Fund of America	9,011,007
Columbia Funds	Columbia Small Cap Value Fund	5,831,410
Vanguard Investment	Vanguard Institutional Index Fund	7,535,470
Prudential Investments	Prudential Jennison Mid-Cap Fund	11,945,201
Morley Financial	Morley Stable Value Fund	17,526,021
Principal Financial	Principal Lifetime Strategic Income Fund	1,192,446
Principal Financial	Principal Lifetime 2010	2,298,952
Principal Financial	Principal Lifetime 2020	5,868,485
Principal Financial	Principal Lifetime 2030	5,598,772
Principal Financial	Principal Lifetime 2040	2,920,431
Principal Financial	Principal Lifetime 2050	1,368,494
*CCA	Company Common Stock	66,214,992
*Various plan participants	Notes receivable from participants (interest rates from 4.25% to 9.25%)	14,100,051
	Total Investments	$239,828,557

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan



Date: June 28, 2013

By: ______________________

Name: Todd J Mullenger

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	**Description of Exhibits**
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm
23.2	Consent of Lattimore, Black, Morgan, & Cain, PC, Independent Registered Public Accounting Firm

WARREN AVERETT, LLC CPAs and Consultants
Warren Averett Kimbrough & Marino Division

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-157999) pertaining to Corrections Corporation of America 401(k) Savings and Retirement Plan of our report dated June 28, 2013 with respect to the financial statements and schedule of Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Warren Averett, LLC

Birmingham, Alabama
June 28, 2013

ALABAMA ANNISTON | BIRMINGHAM | CULLMAN | FAIRHOPE | FOLEY | HUNTSVILLE | MONTGOMERY
FLORIDA CRESTVIEW | DESTIN | FORT WALTON BEACH | PENSACOLA
www.warrenaverett.com

Exhibit 23.2


LATTIMORE BLACK MORGAN & CAIN, PC

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-157999) Corrections Corporation of America of our report dated June 25, 2012, with respect to the financial statements and supplemental schedule of Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report on Form 11-K for the year ended December 31, 2011.

Lattimore Black Morgan & Cain, P.C.

Brentwood Tennessee
June 28, 2013